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Filed Pursuant to Rule 424(b)(3) Registration Number 333-108247
PROSPECTUS

ADC TELECOMMUNICATIONS, INC.

1,214,290 Shares
Common Stock

        Shares of common stock, par value $.20 per share, of ADC Telecommunications, Inc. are being offered pursuant to this prospectus. The shares covered by this prospectus consist of 1,214,290 shares of our common stock which the selling shareholders named in this prospectus may sell from time to time. The shares of our common stock will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is traded on the Nasdaq National Market under the symbol "ADCT." On September 11, 2003, the last sale price of our common stock as reported on the Nasdaq National Market was $2.68 per share.

        Investment in our common stock involves a number of risks. See section titled "Risk Factors" beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

The date of this prospectus is September 12, 2003.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under "Risk Factors," and including the documents incorporated by reference.

Our Company

        We are a leading global supplier of broadband network equipment, software and systems integration services that enable communications service providers to deliver high-speed Internet, data, video and voice services to consumers and businesses worldwide. Our product offerings and development efforts are focused on increasing the speed and efficiency of the last mile/kilometer portion of broadband communications networks, and our product and service offerings help connect communications service providers' offices to businesses and end users' homes as well as to wireless communications devices.

        Our customers include local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, businesses, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity components and systems, broadband access and network equipment, software and systems integration services to our customers through the following two segments of product and service offerings:

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  Broadband Infrastructure and Access; and

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  Integrated Solutions.

        Broadband Infrastructure and Access focuses on Internet Protocol (IP)-based offerings for the cable industry, Digital Subscriber Line (DSL) offerings for the telecommunications industry and broadband connectivity products for wireline, cable and wireless communications network applications. These products consist of:

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  connectivity systems and components that provide the infrastructure to wireline, cable and wireless service providers to connect Internet, data, video and voice services to the network over copper, coaxial and fiber-optic cables; and

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  access systems used by wireline, cable and wireless service providers to deliver high-speed Internet, data and voice services to consumers and businesses in the last mile/kilometer of communications networks.

        Integrated Solutions focuses on operations support system (OSS) software and system integration services for broadband, multiservice communications over wireline and wireless networks. Systems integration services are used to design, equip and build communications networks that deliver Internet, data, video and voice services to consumers and businesses. OSS software includes communications billing, customer management, network performance and service-level assurance software used by service providers to operate communications networks.

Our Address and Telephone Number

        We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.

The Offering

Common stock offered by the selling shareholders	1,214,290 shares(1)
Common stock to be outstanding after the offering	805,233,386 shares(2)
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.
Risk factors	See "Risk Factors" included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market Symbol	ADCT

(1)
Consists of 1,214,290 shares of common stock issued and outstanding.

(2)
Based on the number of shares actually outstanding on August 21, 2003 and excludes 165,213,113 shares reserved for issuance under our stock plans. Options to purchase 85,128,097 shares at an average option price of approximately $6.3557/share have been issued and are outstanding.

RISK FACTORS

        Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline. The risks described below may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future.

Risks Related to Our Business

Our operating results have been, and will continue to be, adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy.

        Our operating results during fiscal 2003, 2002 and 2001 have been significantly impacted by the substantial downturn in the telecommunications equipment industry. In this market environment, many of our customers have deferred capital spending, reduced their equipment purchases and announced plans to further reduce capital expenditures in 2003. As a result, our revenues have decreased each quarter compared to the prior year and prior quarter since the first quarter of fiscal 2001 and have decreased materially from levels prior to 2001.

        A majority of our revenues are derived from telecommunication service providers. These customers have greatly reduced their spending on communications equipment. Our business has also been negatively impacted by reduced or deferred capital spending by our cable industry customers. Some of our customers have experienced serious financial difficulties, which in certain cases has resulted in bankruptcy filings or cessation of operations. Demand for products in the telecommunications equipment market remains at low levels compared to pre-2001 levels.

        If capital spending levels by service providers continue to decline, or if the telecommunications market does not improve, our revenues and profitability will continue to be adversely affected. As a result of the significant slowdown in capital spending in our target market, it is difficult to predict the level of future demand in those markets, even in the very short term. In addition, the level of demand can change quickly and vary over short periods of time, making accurate forecasts of revenues, operating results and cash flow increasingly difficult.

        The general slowdown in the United States economy has also negatively impacted, and may continue to adversely affect, our business and operating results. We expect any recovery in the communications market to lag behind a general economic recovery. Terrorist attacks in the United States, the war with Iraq and other worldwide events have increased uncertainty in the United States economy. If general economic conditions in the United States and globally do not improve, or if there is a worsening of the United States or global economy, we may continue to experience material adverse effects on our business, financial condition and results of operations.

We incurred significant net losses in fiscal 2001 and 2002, and we have continued to incur net losses during fiscal 2003. No assurance can be given that we will achieve operating profitability in the future.

        We incurred net losses of approximately $1.29 billion and $1.15 billion in fiscal 2001 and 2002, respectively, and we expect to incur a net loss for the full fiscal year 2003. Depending upon conditions in the telecommunications equipment market and the United States and global economy generally, such net losses may continue for the foreseeable future.

        When the significant reduction in communications equipment spending became evident in fiscal 2001, we began implementing a restructuring plan to reduce operating expenses and capital expenditures and to narrow the strategic focus of our business. As a result in large part of this structuring plan, we incurred impairment and special charges of $697.1 million and $567.9 million in fiscal 2001 and 2002, respectively. Although most of the restructuring plan initiatives have been implemented, we do not expect to complete the restructuring plan until the end of fiscal 2003. Accordingly, we expect to continue to incur special charges throughout the current fiscal year, and may incur such charges in later fiscal years.

        As a result of the restructuring plan, we have significantly reduced expenses and lowered our quarterly revenue break-even point. However, we may not be able to achieve anticipated revenue levels in future quarters or further reduce our expenses if revenue shortfalls occur. As a result, no assurance can be given that we will achieve operating profitability.

The future of the market for communications equipment products is uncertain.

        We cannot predict whether the market for communications equipment products and services will improve and grow in the foreseeable future. The slowdown in the United States and global economy over the past two years, changes and consolidation in the communications service provider market, and the constraints on capital availability have had a material adverse effect on many of our customers.

        In addition, as the downturn in the communications services industry continues, we expect increased consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. For example, the acquisition of AT&T Broadband by Comcast Corporation, as well as declining performance by cable providers, has caused a marked reduction in our IP cable sales.

        In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet, data, video and voice services, our recent product and service offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and systems integration services for communications service providers. The market for communications network equipment, software and integration services is rapidly changing, and we may not be able to compete successfully.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

        The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers' changing demands.

        We cannot predict technological trends or new products in the telecommunications equipment market. In addition, we do not know whether our products and services will meet with market acceptance or be profitable or how our sales may be impacted by possible consolidation of communications service provider customers. We may not be able to compete successfully, and competitive pressures may have a material adverse effect on our business, operating results and financial condition.

        New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and we will continue to invest, substantial resources for the development of new products. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

We may need to make additional strategic changes to our product portfolio but our strategic changes and restructuring programs may not yield the benefits that we expect.

        In 2001, we announced an initiative to focus our business on core operations and products and improve our operating performance by restructuring and streamlining operations. As part of this initiative, we sold or closed a number of non-strategic businesses and product lines, disposed of certain facilities, significantly reduced our workforce and outsourced some manufacturing and other functions in fiscal 2001, 2002 and 2003. These activities may not yield the benefits we expect and may give rise to unforeseen costs. As a result of these activities, we have recorded substantial impairment and special charges during those periods, which adversely affect the comparability of our reported financial results during those periods.

        During the third quarter of fiscal 2003, we announced a new product portfolio review initiative to focus on other opportunities to enhance shareowner value in the difficult and changing communications equipment industry. We intend to focus on product markets in which we are, or believe we can become, one of the leading suppliers. As part of the current product portfolio review, we may make strategic additions and subtractions to our product line. Accordingly, we may acquire businesses and product lines in our areas of focus and de-emphasize other businesses and product lines. We may also divest, eliminate or scale back existing businesses and product lines.

        The extent of this additional restructuring effort, and its effects on our business, operating results and financial condition, are unknown at this time. If we determine to acquire complementary businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses. In addition, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition.

Our industry is highly competitive and subject to pricing pressure.

        Competition in the communications equipment industry is intense. We believe that competition may increase substantially with the increased use of broadband networks. We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost reduction efforts. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. Competition may also be affected by consolidation among communications equipment providers, which may increase their resources. As a result, other competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

        We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors. In addition, we believe that technological change, the convergence of Internet, data, video and voice on a single broadband network, the possibility of regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict at this time. Increased competition could lead to price cuts, reduced profit margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

        Our customer base is relatively concentrated among the largest communications service providers in the United States. If we lose a significant customer, our sales and gross margins would be negatively impacted. In addition, the loss of sales may require us to record additional impairment charges or exit a particular business or product line.

        Over recent periods, most of our major customers have reduced their capital spending and purchases of our products and have expressed uncertainty as to their future requirements. As a result, our sales have declined and it is difficult to predict future sales accurately. The conditions contributing to this difficulty include:

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  the prolonged downturn in the telecommunications industry, resulting in increased pricing pressure and competition by equipment providers for the remaining spending by the surviving industry participants;

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  uncertainty regarding the capital spending plans of the major telecommunications carriers, upon which we depend for sales;

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  consolidation in the industry;

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  the telecommunications carriers' current limited access to the capital required for expansion; and

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  general market and economic uncertainty.

        While we have responded to the depressed market by reducing excess capacity and cutting costs, we cannot assure you that our plans will be successful in mitigating the adverse effects of a prolonged downturn. The current downturn in the telecommunications industry may be more severe and prolonged than expected. If our net sales continue to decline, our ability to meet financial expectations for future periods may be impaired.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

        Our operating results are difficult to predict, and fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings results may be caused by many factors, including:

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  the volume and timing of orders from and shipments to our customers;

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  work stoppages and other developments affecting the operations of our customers;

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  the timing of and our ability to obtain new customer contracts;

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  the timing of new product and service announcements;

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  the availability of products and services;

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  the overall level of capital expenditures by our customers;

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  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell;

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  the utilization of our production capacity and employees; and

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  the availability and cost of key components.

        Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

        In addition, our operating results are subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter ending October 31, primarily as a result of our year-end incentives and customer budget cycles. We typically have experienced weaker demand for our products and services in the first fiscal quarter ending January 31, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers during that period, and a general industry slowdown during that period.

        We cannot predict if these historical seasonal trends will continue or worsen in the future, particularly in light of the economic downturn of the past two years. For instance, due to the economic downturn in the communications equipment and services market during fiscal 2001 and 2002, this historical trend of seasonality was not evident during these two fiscal years.

The regulatory environment in which we operate is changing.

        The communications equipment industry is subject to regulation in the United States and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the United States and globally. Federal and state regulatory agencies regulate most of our United States customers. In early 1996, the United States Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other of our customers, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally have increased our opportunities to provide solutions for our customers' Internet, data, video and voice needs.

        The established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their business, which reduces their demand for our products, because they are required to share portions of their networks with competitors, a practice known as "unbundling." During the quarter ended January 31, 2003, the Federal Communications Commission released their adoption of a Report and Order concerning incumbent local exchange carriers' network unbundling obligations. The FCC essentially kept in place the carriers' current unbundling obligations (known as "UNE-P"), with respect to the carriers' existing network infrastructure, and ruled not to require the unbundling of certain network elements in next generation hybrid and fiber networks. In August 2003 the FCC issued its final rules on unbundling obligations, and it is too early to predict what impact this ruling may have on capital spending by telecommunications service providers. It is also likely that portions of this ruling will be subjected to legal challenges by various constituents within the telecommunications industry. Overall, we do not anticipate that this decision will result in increased capital spending by the incumbent carriers or insurgent competitors in the near term.

        Future regulatory changes affecting the communications industry are anticipated both in the United States and internationally. These changes could negatively affect our customers and reduce demand for our products. In addition, competition in our markets could intensify as the result of changes to existing regulations or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

        As a result of adverse conditions in the telecommunications market, some of our customers have and may continue to experience serious financial difficulties, which in some cases have resulted or may result in bankruptcy filings or cessation of operations. In the future, if customers experiencing financial problems default and fail to pay amounts owed to us, we may not be able to collect these amounts and recognize expected revenue. In the current environment in the telecommunications equipment industry and the United States and global economy, it is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

        We also have provided financing to some of our customers for purchases of our equipment. Many of our competitors engage in similar financing transactions in order to obtain customer orders. To remain competitive, we believe that it may be necessary for us to continue to offer financing arrangements in the future. We intend under certain circumstances to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the loss.

        Our ability to collect on these financing arrangements is contingent on the financial health of the companies to which we extend credit. The condition of these companies is affected by many factors, including, among others, general conditions in the communications equipment and services industry, general economic conditions and changes in telecommunications regulations. We may experience credit losses that could adversely affect our operating results and financial condition.

Conditions in global markets could affect our operations.

        Our non-United States sales accounted for approximately 27% of our net sales in fiscal 2002 and 29% of our net sales in fiscal 2001. We expect non-United States sales to increase as a percentage of net sales in the future. We also operate sales and distribution facilities in numerous countries. Due to our non-United States sales and our non-United States operations, we are subject to the risks of conducting business globally. These risks include:

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  local economic and market conditions;

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  political and economic instability;

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  unexpected changes in or impositions of legislative or regulatory requirements;

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  fluctuations in the exchange rate of the United States dollar;

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  tariffs and other barriers and restrictions;

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  longer payment cycles;

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  difficulties in enforcing intellectual property and contract rights;

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  greater difficulty in accounts receivable collection;

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  potentially adverse taxes; and

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  the burdens of complying with a variety of non-United States laws and telecommunications standards.

        We also are subject to general geopolitical risks, such as terrorism, political and economic instability and changes in diplomatic and trade relationships.

        Instability in non-United States markets, particularly in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The aftermath of the war in Iraq and other turmoil in the Middle East also may have negative effects on the operating results of some of our businesses, especially those located in Israel. Also, the effect of Severe Acute Respiratory Syndrome, or SARS, could adversely affect our business in Asia. In addition to the effect of global economic instability on non-United States sales, sales to United States customers having significant non-United States operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

        Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights.

        Also, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger patent portfolios than we do.

We face intellectual property litigation and infringement claims that could be costly to defend and result in our loss of significant rights.

        As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlaps, we believe that companies in the communications equipment industry are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

        We currently anticipate that our available cash resources, which include existing cash and cash equivalents, will be sufficient to meet our anticipated needs for working capital and capital expenditure for the foreseeable future. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures, take advantage of acquisition opportunities or raise capital for strategic purposes.

Commercial bank financing is not available at this time to us or to many companies in our industry, and we currently have no sources of committed capital. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility.

        In the third quarter of fiscal 2003, we incurred $400 million aggregate principal amount of indebtedness as a result of our issuance of convertible unsecured subordinated notes. This indebtedness increased our interest payment obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations are dependent upon our future performance, which is subject to financial, business and other factors affecting our operations, many of which are beyond our control.

        A substantial number of shares of our common stock have been reserved for issuance upon conversion of our outstanding convertible unsecured subordinated notes, the exercise of the warrants issued in a hedging transaction relating to the notes, and under our stock option plans and employee stock purchase plan. After taking into account these share reservations, we have approximately 10 million shares available for future issuances. In order to issue more than this number of shares, we would need to obtain approval by our shareowners of an amendment to our articles of incorporation increasing the number of authorized shares. The limitation on new share issuances could adversely affect our ability to engage in future equity financing transactions or acquisition transactions using our common stock as consideration.

We are dependent upon key personnel.

        Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

        Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our employees regarding future employment with us. In addition, our workforce reductions have generally resulted in broader responsibilities for certain individual employees and managers, often without commensurate increases in base compensation. These factors, together with our operating losses and lower stock price, may have an adverse effect on our ability to retain and attract key personnel.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

        Our gross profit, as a percentage of net sales, varies among our product groups. Our overall gross profit, as a percentage of net sales, has fluctuated from quarter to quarter as a result of shifts in product mix, the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing costs. We expect such fluctuation in gross profit to continue in the future.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

        If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects in design or manufacture. Any failure or poor performance of our products could result in:

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  delayed market acceptance of our products;

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  delayed product shipments;

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  unexpected expenses and diversion of resources to replace defective products or identify the source of errors and to correct them;

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  damage to our reputation;

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  delayed or lost revenue; and

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  product liability claims.

        Our products are often critical to the performance of communication systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products.

        Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of market demand. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

        In addition, we have increased our reliance on the use of contract manufacturers to make our products on our behalf. We estimate that products made by contract manufacturers accounted for approximately 33% of our net sales in fiscal 2002. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We intend to outsource additional functions in the future.

We are subject to risks associated with changes in security prices, interest rates and foreign exchange rates.

        We face market risks from changes in security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.

        Also, we are exposed to market risks from changes in foreign exchange rates. To mitigate this risk, we have instituted a balance sheet hedging program. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position.

We have been named as a defendant in securities and other litigation.

        We are the defendant in several shareowner class action lawsuits. The complaints allege that we violated the securities laws and our fiduciary duties by making false and misleading statements about our financial performance and business prospects. These shareowner class actions have been consolidated into a single action.

        We have been named as a defendant in three lawsuits alleging breach of fiduciary duties under ERISA. These claims have been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan.

        We believe that all of the above lawsuits are without merit and intend to defend these actions vigorously. However, litigation is by its nature uncertain and unfavorable resolutions of these lawsuits could materially adversely affect our business, results of operations or financial condition.

        We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. The amount of monetary liability resulting from an adverse result in many of such lawsuits, proceedings or claims cannot be determined at this time. Although we have established reserves for the cost and potential exposure of these legal actions, litigation by its nature is uncertain. Therefore, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

Risks Related to Our Common Stock

Our stock price is volatile.

        Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. The fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include:

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  announcements of new products and services by us or our competitors;

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  quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

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  customer contract awards to us or our competitors;

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  increased competition with our competitors or among our customers;

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  consolidation among our competitors or customers;

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  disputes concerning intellectual property rights;

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  our financial health, or the financial health of our competitors or our customers;

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  developments in telecommunications regulations;

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  general conditions in the communications equipment industry; and

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  general economic conditions.

        In addition, communications equipment company stocks in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

        We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

        Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

  •
  advance notice requirements for shareowner proposals;

  •
  authorization for our Board of Directors to issue preferred stock without shareowner approval;

  •
  authorization for our Board of Directors to issue preferred stock purchase rights upon a third party's acquisition of 15% or more of our outstanding shares of common stock; and

  •
  the limitation of business combinations with interested shareowners.

Some of these provisions may discourage a future acquisition of our company even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believed such a proposed transaction would be in their best interest.

WHERE YOU CAN FIND MORE INFORMATION

        Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

        We have filed with the SEC a registration statement on Form S-3 to register the common stock to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering made pursuant to this prospectus (including all filings prior to the effectiveness of the registration statement) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  •
  our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2003 and April 30, 2003;

  •
  our Current Reports on Form 8-K filed on May 22, 2003, May 29, 2003, July 31, 2003 and August 13, 2003; and

  •
  the description of our common stock and common stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

        Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any of the documents that are incorporated by reference into this prospectus. You may request a copy of any of the above filings by writing or telephoning us at the following address:

ADC Telecommunications, Inc.
P.O. Box 1101
Minneapolis, Minnesota 55440-1101
Attention: Investor Relations
(952) 917-0991
investor@adc.com
www.adc.com/investor

        We also make available through our website, www.adc.com/investor, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as reasonably practicable after these items are filed with the SEC.

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

SELLING SHAREHOLDERS

        We have agreed to register the resale of 1,214,290 shares of our common stock on behalf of the selling shareholders named below. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time. See "Plan of Distribution." The following table lists the selling shareholders and sets forth certain information regarding the beneficial ownership of common stock of each selling shareholder as well as the number of shares each selling shareholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer all or some of our common stock.

Name	Number of Shares Beneficially Owned (1)(2)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)
Belming, Kirsi (nee Arotaival)	24,861	24,861
Åsander, Christer	12,430	12,430
Åstrand, Börje	108,404	107,873
Aunes, Ulrika	24,861	24,861
Bergengren, Johan	20,933	20,933
Carlsson, Maria	20,063	20,063
Graf, Mark	124,307	124,307
Gustafsson, Ylva	24,861	24,861
Haga, Dan	20,212	20,212
Hurtig, Susanne	7,458	7,458
Ivarsson, Tomas	20,684	20,684
Karppinen, Karja	25,346	24,861
Larsson, Daniel	24,861	24,861
Lindblom, Peter	20,311	20,311
Lundqvist, Lennart	62,153	62,153
Medina, Lars (Andersson)	39,557	24,861
Mellkvist, Tom	207,965	207,965
Naess, Arvid	24,090	24,090
Nasgarde, Carina	24,861	24,861
Netzler, Lars	24,861	24,861
Olsson, Johan	24,861	24,861
Romppala, Daniel	24,861	24,861
Rosèn, Niklas	20,684	20,684
Saavedra, Adela	20,063	20,063
Sarlet, Gert	24,861	24,861
Stålnacke, Björn	59,241	24,861
Stenqvist, Maria	24,861	24,861
Svedberg, Jan-Olof	20,212	20,212
Szabo, Peter	28,861	24,861
Tingström, Ulf	87,904	87,014
Tjernlund, Linda	12,430	12,430
Van Berlo, Wim	12,784	12,430
Wesström, Jan Olof	24,861	24,861
Westphalen, Ralph	20,738	20,063
Total		1,214,290

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
The table sets forth, to our knowledge, certain information about the selling shareholders as of August 18, 2003. Except as otherwise indicated, the number of shares owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to this offering has been given to us by the selling shareholders. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling shareholder.

PLAN OF DISTRIBUTION

        We are registering the shares on behalf of the selling shareholders. The selling shareholders may sell the shares of common stock from time to time on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the selling shareholders' shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the selling shareholders' shares will be borne by the selling shareholders.

        The common stock may be sold in:

  •
  block trades, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

  •
  exchange distributions in accordance with the rules of such exchange; or

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases.

        The common stock may also be sold through long or short sales of shares, put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the shares, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under Exchange Act may apply to their sales in the market.

        All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be required.

        We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act, and we or the selling shareholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the shares covered by this prospectus. The selling shareholders have severally agreed to indemnify us against certain liabilities, including those arising under the Securities Act.

LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and schedule for the years ended October 31, 2000 and 2001 were audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to incorporation by reference into this prospectus of their reports on such financial statements and schedule. As a result, you will not be able to sue Arthur Andersen LLP under Section 11 of the Securities Act of 1933 in the event the registration statement, as of the time it became effective, contained an untrue statement or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS